Community Financial
Corporation

February 6, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549

Re:      Community Financial Corporation

Form 10-K for the Fiscal Year Ended March 31, 2006
File No. 0-18265

Dear Ms. Sweeney:

This letter is in response to your inquiry dated January 18, 2007 concerning the unrealized loss on four available-for-sale securities as reported on our March 31, 2006 form 10-K. I believe the following addresses the inquiries concerning these securities.

    The four available-for-sale securities are all non-cumulative preferred stocks with a par value of $50. Three of the preferred stocks are issued by Freddie Mac (FRE) and the remaining preferred stock is issued by Fannie Mae (FNM). The relevant information concerning the individual security's cost and market value is follows:

	Market Value		Cost Basis		Coupon
March 31, 2006	Per Share	Total	Per Share	Total
FRE-H	43.55	3,919,500	46.47	4,182,500	5.10%
FRE-K	49.70	1,988,000	48.75	1,950,000	5.79
FRE-L	38.50	943,250	50.25	1,231,125	3.58
FNM-M	40.85	3,574,375	49.76	4,342,688	4.75
		10,425,125		11,706,313
September 30, 2006
FRE-H	43.60	3,924,000	46.47	4,182,500	5.10%
FRE-K	54.50	2,180,000	48.75	1,950,000	5.79
FRE-L	41.40	1,014,300	50.25	1,231,125	3.58
FNM-M	41.31	3,614,625	49.61	4,340,625	4.75
		10,732,925		11,704,250
December 31, 2006
FRE-H	46.00	4,140,000	46.47	4,182,500	5.10%
FRE-K	48.72	1,948,800	48.75	1,950,000	5.79
FRE-L	42.25	1,035,125	50.25	1,231,125	3.58
FNM-M	42.51	3,719,625	49.60	4,339,594	4.75
		10,843,550		11,703,219

The change in the cost basis for the FNM-M preferred stock is due to the amortization of a small premium on this issue.

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United States Securities and Exchange Commission
Division of Corporation Finance
February 6, 2007

    We use the ten year U.S. Treasury to compare the changes in the fair value of the above securities. Attached are the charts that we use to compare the values of the preferred stocks and the ten year U.S. Treasury. These charts demonstrate the close correlation between the securities and the treasury index. As the 10 year treasury rates have more recently trended down, the value of the securities have increased. During the nine month period ended December 31, 2006, the aggregate value of our preferred stocks has increased approximately four percent while the ten year treasury rate has decreased approximately four percent.

    While the correlation of the change in value between our securities and the ten year treasury has been close particularly since our year end at March 31, 2006, there is no perfect correlation and there are factors that can cause the relationship to temporarily vary from the historical relationship. The current "flat" yield curve, which occurs infrequently, has a tendency to suppress the security pricing due to higher relative short borrowing costs and decreased spread. Market anxiety in regard to anticipated Federal Reserve action or certain reports on economic statistics can cause temporary movement from the historical price relationship. The much publicized accounting practices of the security's issuers can have temporary effects on the stock pricing even though the issues of both companies are rated investment grade or better. Also the law of supply and demand can have a temporary effect on the pricing of these issues. In summary, while factors such as those discussed above and others may cause the stocks' price to temporarily deviate from its historical relationship with the ten year treasury, which is reflected in the stocks pricing at some quarter ends on the attached charts, the primary impact on the stocks value is the movement of long-term interest rates.

    While we have considered the length of time and the extent to which the market value has been less than cost we consider the securities relationship to interest rate movements and our reasons for owning the securities more relevant. Our decision considerations to purchase these securities included the sound financial position of the issuers, our demonstrated ability and intent to hold these securities and the tax equivalent yield from the securities.

    Changes in interest rates are certain. The timing and degree of changes in interest rates are dependent on numerous factors and can not be predicted. The cyclical nature of interest rates will result in a decrease in interest rates and a recovery of the market value of the securities. The predominant current forecast for a decrease in short-term rates by the Federal Reserve is not certain.

    We consider the credit rating reports of Freddie Mac and Fannie Mae, both of which are solid and are considered investment grade. As stated previously, movement in the price of the securities is closely related to the movement in interest rates and the ten year treasury in particular.

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United States Securities and Exchange Commission
Division of Corporation Finance
February 6, 2007

    A severe negative change in the financial condition of the securities issuers could create the circumstances to consider the securities other than temporarily impaired. Given the cyclical nature of interest rates, a period of very high sustained inflation and a related period of extended high interest rates may also be reason to consider the securities to be other than temporarily impaired.

In conclusion, the market value of the above referenced preferred stock issued by Freddie Mac and Fannie Mae and owned by Community Financial Corporation is closely related to the ten year treasury and has demonstrated market value movement consistent with the movement of this index. These securities are expected to recover their value in the course of the interest rate cycle. The issuers of these securities are financially sound and stable and the security issues are investment grade. We have concluded that the securities are not other than temporarily impaired for these reasons.

Please contact me if you should have additional questions concerning this inquiry.

Sincerely,

/s/ R. Jerry Giles

R. Jerry Giles

SVP/CFO